Exhibit 3.01.2

FIRST CERTIFICATE OF DESIGNATION OF

SERIES A CONVERTIBLE PREFERRED STOCK

 OF XNE, INC.

Pursuant to Section 78.195 of the Nevada Revised Statutes, XnE Inc., a Nevada corporation (the “Corporation”), does hereby certify that pursuant to authority contained in the Amended Articles of Incorporation of the Corporation filed with the Nevada Secretary of State on August 26, 2009, the Corporation's Board of Directors has duly adopted the following resolutions designating all of the 50,000,000 shares of preferred stock, $0.001 par value, as Series A Convertible Preferred Stock (the “Series A Convertible Preferred Stock”) that shall contain the following designations and preferences.

Series A Convertible Preferred Stock

The Series A Convertible Preferred Stock has been authorized by the Board of Directors of the Corporation as a new series of preferred stock, which ranks senior and is not subordinated in any respects. So long as any Series A Convertible Preferred Stock is outstanding, the Corporation is prohibited from issuing any series of stock having rights senior to the Series A Convertible Preferred Stock (“Senior Stock”), without the approval of the holder of the outstanding Series A Convertible Preferred Stock. Additionally, so long as any Series A Convertible Preferred Stock is outstanding, the Corporation may not, without the approval of the holder of the outstanding Series A Convertible Preferred Stock, issue any series of stock ranking on parity with the Series A Convertible Preferred Stock (“Parity Stock”) as to dividend or liquidation rights or having a right to vote on any matter.

(a) Designation and Amount.  The 50,000,000 authorized shares of Preferred Stock, $001, par value per share, are hereby designated “Series A Convertible Preferred Stock” and possess the rights and preferences set forth below.

(b) Initial Value.  The initial value of each share of Series A Convertible Preferred Stock (the “Series A Initial Value”) is $0.001.

(c) Dividends.  The holders of the then outstanding shares of Series A Convertible Preferred Stock shall be entitled to receive, in preference to the holders of any other shares of capital stock of the Corporation, cumulative dividends when and as if they may be declared by the Board out of funds legally available therefore (the “Series A Dividends”),. The Series A  Dividends shall accrue on the Series A Convertible Preferred Stock commencing on the date of original issuance thereof. All Series A Dividends shall be cumulative, whether or not earned or declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends.  Dividends paid on shares of Series A Convertible Preferred Stock in an amount less than the total amount of such dividends at the time accumulated and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding.  Unless full cumulative dividends on the Series A Convertible Preferred Stock have been paid, or declared and sums set aside for the payment thereof, dividends, other than in common stock, $.001 par value per share (“Common Stock”), or other securities of a class or series of stock of the Corporation the terms of which do not expressly provide that it ranks senior to or on a parity with the Series A Convertible Preferred Stock as to dividend distributions and distributions upon the liquidation, winding-up and dissolution of the Corporation, may not be paid, or declared and sums set aside for payment thereof, and other distributions may not be made upon the Common Stock or other shares of capital stock of the Corporation.

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(d)           Liquidation.  Upon occurrence of a liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary (any such event, a “Liquidating Event”), each holder of shares of Series A Convertible Preferred Stock will be entitled to receive, before any distribution of assets is made to holders of common stock or any other stock of the Corporation ranking junior to the Series A Preferred Stock as to dividends or liquidation rights, but only after all distributions to holders of Series A Preferred Stock as set forth in this Certificate of Designation have been made, an amount per share of Series A Convertible Preferred Stock (this amount, the “Series A Liquidation Amount”) equal to 100% of the Series A Initial Value plus the amount of any accrued but unpaid Series A Dividends due thereon for each share up to the date fixed for distribution. After payment of the full Series A Liquidation Amount, holders of shares of Series A Convertible Preferred Stock will not be entitled to participate any further in any distribution of assets by the Corporation.  If upon occurrence of a Liquidating Event, the assets of the Corporation available for distribution to its stockholders are insufficient to pay the holders of the Series A Convertible Preferred Stock the full Series A Liquidation Amount, holders of Series A Preferred Convertible Stock will share ratably in any distribution of assets so that each such holder receives, per share, the same percentage of the Series A Liquidation Amount.

Subject to applicable law, any non-cash assets of the Corporation that are legally available for distribution upon liquidation, dissolution, or winding up of the Corporation must be promptly liquidated by a liquidating trust or similar entity.

(e)  Conversion. Each share of Series A Convertible Preferred Stock shall be convertible at any time at the option of the holder thereof into that number of fully paid and nonassessable shares of Common Stock at the conversion rate of one share of Series A Convertible Preferred Stock into 2.04 shares of common stock (the “Conversion Ratio”). Any amount of accrued and unpaid dividends due thereon shall also be convertible into shares of Common Stock at par value. To convert the Series A Convertible Preferred Stock, the holder thereof shall provide written notice to the Corporation via facsimile and overnight courier setting forth the number of shares of Series A Convertible Preferred Stock being converted and delivery instructions together with certificates evidencing the shares of Series A Convertible Preferred Stock being converted.  The Conversion Ratio and the number of shares of stock or other securities or property into which the Series A Convertible Preferred Stock is convertible are not subject to adjustment relating to any reorganization, merger or sale of assets, reclassification of securities, split, subdivision of combination shares.

 (f)  Voting Rights.  Except as provided by the Nevada Revised Statutes, the holders of the Series A Convertible Preferred Stock will have no voting rights except as required by law.

(g)  Redemption.  The Corporation shall have the right to redeem the Series A Convertible Preferred Stock by providing notice to the Series A holder at the redemption price of $0.__ per share. The Corporation shall provide a five-day notice to the Series A Convertible Preferred Stock holder of its intention to redeem the Series A Convertible Preferred Stock. The Series A Convertible Preferred Stock holder shall have a period of five days thereafter to convert the Series A Convertible Preferred Stock as provided above in subsection (e).

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The determination of the designation, preferences and the relative, participating, optional or other rights, and the qualifications, limitations or restrictions thereof, relating to the Series A Convertible Preferred Stock, was duly made by the Board of Directors pursuant to the provisions of the Restated Articles of Incorporation of the Corporation, and in accordance with the provisions of Section 78-1955 of the Nevada Revised Statutes.

IN WITNESS WHEREOF, the Corporation has caused this Designation to be executed this ______ day of August, 2009.

XNE, INC.

By: /s/ Michael Cummings
Michael Cummings, President/Chief Executive Officer

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